EXHIBIT 99.1

TARGET LOGISTICS, INC. ACHIEVES RECORD EARNINGS
AND REVENUE GROWTH FOR FY 2006

•	Revenue up $22 million
•	Net Income Up 73%

Contact:

Paul G. Henning
Cameron Associates
212 554 5462
phenning@cameronassociates.com

Baltimore, Maryland- September 6, 2006 - Target Logistics, Inc. (AMEX: TLG), a domestic and international freight forwarder and logistics provider, today announced a net income for the fourth quarter ended June 30, 2006 of $642,564 or $.03 per diluted share ($0.03 per basic share), an increase of 27% compared to $505,280 or $.02 per diluted share ($.03 per basic share) reported in the fourth quarter ended June 30, 2005. Fourth quarter revenue was $40.4 million, an increase of 10.0% from the $36.7 million reported in the comparable 2005 period.

For the fiscal year ended June 30, 2006, net income increased 73% to $2.7 million, or $.13 per diluted share ($0.15 per basic share), compared to $1.56 million or $.07 per diluted share ($0.08 per basic share) for the fiscal year ended June 30, 2005. Annual revenue increased 16% to $160 million from the $138 million reported in the comparable 2005 period.

“Our continued success provides testimony to the strength of our non-asset based business model,” said Stuart Hettleman, chairman and chief executive officer. “We met our yearly forecasts, and believe the momentum we have seen in both top and bottom line performance can continue in FY 2007 and beyond. This is our fifteenth consecutive profitable quarter, and our fifth consecutive year of operating income increases for Target.”

Subsequent to the end of the year, the company announced the acquisition of certain assets of Discovery Air Cargo, Inc., a freight forwarder providing a full range of services to the New York City and Long Island area. The acquisition is expected to add $7 million in annual revenues in FY 2007.

“The Discovery acquisition reflects an important element of our growth strategy: to increase freight volume in cities where Target already has a presence which enables us to negotiate more favorable rates from our transportation providers,” concluded Mr. Hettleman.

The company noted that FY 2006 marks the 4th consecutive year that SG&A has decreased as a percentage of revenue. On an annual basis, SG&A as a percentage of revenue decreased from 30.1% in 2005 to 28.4% in 2006.

“The increase in Q4 revenue of 10% was achieved solely through organic growth,” said Phil Dubato, chief financial officer. “Operating and net income increases were solid, despite a comparison with Q4 2005, when we experienced an inordinate demand for value added and special services which command a premium.”

Target Logistics will hold a conference call at 4:00 PM. ET on Wednesday, September 6, 2006. Interested parties are invited to listen to the call live, over the Internet at www.targetlogistics.com. The live call may also be accessed at http://phx.corporate-ir.net/playerlink.zhtml?c=62341&s=wm&e=1377712. The call will also be available by dialing (866)272-9941, or for international callers, (617) 213-8895 and by using the confirmation code 17101884. A replay of the teleconference will be available until October 6, 2006 at www.targetlogistics.com. A replay will also be available by dialing (888) 286 8010 (domestic) or 617 801 6888 (international) and by using confirmation code 88546544.

Target Logistics, Inc. provides domestic and international time definite freight forwarding and logistics services through its wholly owned subsidiary, Target Logistic Services, Inc. Target has a network of offices in 34 cities throughout the United States and a worldwide agent network with coverage in over 70 countries. Its freight forwarding services include arranging for the total transport of customers' freight, including providing door to door service, distributions and reverse logistics.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although Target Logistics believes that the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projections.

--more--

-- Financial tables to follow --

	Three months ended June 30,		Twelve months ended June 30,
	2006	2005	2006	2005
			(audited)	(audited)

Operating revenues	$40,404,501	$36,738,180	$160,368,570	$138,392,375
Cost of transportation	27,901,554	24,688,659	110,098,043	93,913,264
Gross profit	12,502,947	12,049,521	50,270,527	44,479,111

Selling, general and administrative expenses ("SG&A"):
Target subsidiary (exclusive forwarder commissions)	3,781,547	3,956,818	15,874,335	15,920,706
SG&A - Target subsidiary	7,144,869	6,693,550	27,620,391	24,002,255
SG&A - Corporate	386,452	274,628	1,384,180	1,102,018
Depreciation and amortization	169,586	264,503	616,310	600,155
Selling, general and administrative expenses	11,482,454	11,189,499	45,495,216	41,625,134

Operating income	1,020,493	860,022	4,775,311	2,853,977

Other income (expense):
Interest (expense)	(7,997)	(21,910)	(126,516)	(85,717)

Income before taxes	1,012,496	838,112	4,648,795	2,768,260
Provision for income taxes	369,932	332,832	1,943,197	1,207,122
Net income	$642,564	$505,280	$2,705,598	$1,561,138

Net Income per share attributable to common shareholders:
Basic	$0.03	$0.03	$0.15	$0.08
Diluted	$0.03	$0.02	$0.13	$0.07

Weighted average shares outstanding:
Basic	17,886,735	15,834,778	16,223,353	15,830,915
Diluted	21,490,385	21,490,100	21,490,369	21,489,990

Target Logistics, Inc. and Subsidiaries
Selected Balance Sheet Data

	June 30,	June 30,
	2006	2005
	(unaudited)	(audited)

Cash and Cash Equivalents	$7,015,018	$6,525,577

Total Current Assets	$29,797,740	$28,789,386

Total Assets	$45,250,881	$42,599,718

Current Liabilities	$23,014,672	$23,062,048

Long Term Liabilities	$555,199	$377,911

Working Capital	$6,783,068	$5,727,338

Shareholders' Equity	$21,681,010	$19,159,759

Credit Line Availability	$11,274,357	$10,256,965